Filed by Gaylord Entertainment Company Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: ResortQuest International, Inc. Registration Statement No.: 333-108890

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 4, 2003 (the “Merger Agreement”), among Gaylord Entertainment Company (“Gaylord”), GET Merger Sub, Inc. and ResortQuest International, Inc (“ResortQuest”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Gaylord on August 5, 2003, and is incorporated by reference into this filing.

Additional Information About This Information

This communication is not a solicitation of a proxy from any security holder of Gaylord or ResortQuest. Gaylord and ResortQuest filed a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 contains a prospectus, a proxy statement and other documents for the stockholders’ meetings of Gaylord and ResortQuest at which time the proposed transaction will be considered. Gaylord and ResortQuest mailed the proxy statement and prospectus contained in the Form S-4 to their respective stockholders on October 13, 2003. The Form S-4, proxy statement and prospectus contain important information about Gaylord, ResortQuest, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger are available free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Gaylord in connection with the merger are available to investors free of charge by writing to: Gaylord Entertainment Company, One Gaylord Drive, Nashville, Tennessee 37214, Attn: Investor Relations. All documents filed with the SEC by ResortQuest in connection with the merger are available to investors free of charge by writing to: ResortQuest International, Inc., Suite 203, 8955 Highway 98 West, Destin, Florida 32550, Attn: Investor Relations.

Gaylord, ResortQuest, their respective directors and executive officers may be deemed participants in the solicitation of proxies from Gaylord’s stockholders and ResortQuest’s stockholders. Information concerning Gaylord’s directors and certain executive officers and their direct and indirect interests in Gaylord is contained in its proxy statement for its 2003 annual meeting of stockholders. Information concerning ResortQuest’s directors and certain executive officers and their direct and indirect interests in ResortQuest is contained in its proxy statement for its 2003 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger is available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC’s website, Gaylord and ResortQuest using the contact information above.

On November 4, 2003, management of Gaylord hosted a conference call to discuss Gaylord’s 2003 third quarter financial results. The transcript of this conference call follows.

Gaylord Entertainment
Moderator: Colin Reed
November 4, 2003
10:00 a.m. EST

OPERATOR: Good morning ladies and gentlemen and welcome to Gaylord Entertainment Company’s third quarter 2003 earnings conference call.

Hosting the call today from Gaylord Entertainment is Mr. Colin Reed, President and Chief Executive Officer, along with David Kloeppel, Chief Financial Officer.

They are joined by Jason Morgan, Vice President of Strategic Planning and Investor Relations and Carter Todd, Senior Vice President and General Counsel.

At this time all participants have been placed on a listen only mode and the floor will be opened for questions and comments following the presentation.

Gentlemen the floor is now yours.

CARTER TODD, SENIOR VICE PRESIDENT AND GENERAL COUNSEL, GAYLORD ENTERTAINMENT: Good morning my name is Carter Todd and I’m the General Counsel and Senior Vice President for Gaylord Entertainment Company.

Thank you for joining us today in our third quarter 2003 earnings call.

With me today are Colin Reed, our President and Chief Executive Officer, David Kloeppel, our Chief Financial Officer and Executive Vice President and Jason Morgan, our Vice President of Strategic Planning and Investor Relations.

You should be aware that this conference call may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements, among others, regarding Gaylord Entertainment’s expected future financial performance.

For this purpose, any statements made during this call that are not statements of historical fact, may be deemed to be forward-looking statements.

Without limiting the foregoing, words such as believes, anticipates, plans, expects, and similar expressions are intended to identify forward-looking statements.

You are hereby cautioned that these statements may be affected by the important factors, among others, set forth in Gaylord Entertainment’s filings with the Securities and Exchange Commission and in its third quarter 2003 earnings release.

Consequently, actual operations and results may differ materially from the results discussed or projected in the forward-looking statements.

Gaylord Entertainment undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

This communication is not a solicitation of a proxy from any security holder of Gaylord Entertainment Company or ResortQuest International. Gaylord and ResortQuest have filed and the SEC has declared effective a registration statement on Form S-4 in connection with the merger. The Form S-4 contains a prospectus, a proxy statement, and other documents for the November 18 stockholders meetings of Gaylord and ResortQuest.

Gaylord and ResortQuest mailed the proxy statement and prospectus to the respective stockholders on or about October 13. The Form S-4, proxy statement and prospectus contain important information about Gaylord, ResortQuest, the merger and related matters.

Investors and stockholders should read the Form S-4, for the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger.

The Form S-4, for proxy statement and prospectus and all other documents filed with the SEC in connection with the merger are available free of charge at the SEC’s website www.sec.gov.

In addition, all documents filed with the SEC by Gaylord in connection with the merger will be made available to investors free of charge by writing to Gaylord Entertainment Company, One Gaylord Drive, Nashville, Tennessee, 37214, attention Investor Relations.

All documents filed with the SEC by ResortQuest in connection with the merger will be made available to investors free of charge by writing to ResortQuest International, Suite 203, 8955 Highway 98 West, Destin, Florida, 32550, attention Investor Relations.

Gaylord, ResortQuest, their respective directors and executive officers may be deemed participants in the solicitation of proxies from Gaylord stockholders and ResortQuest stockholders.

Information concerning Gaylord’s directors and executive officers and their direct and indirect interest in Gaylord, any information concerning ResortQuest directors and certain executive officers and their direct and indirect interest in ResortQuest is contained in both companies’ most recent annual proxy statements and in the aforementioned proxy statement regarding the merger.

Investors can obtain free copies of these documents from the SEC’s website, Gaylord and ResortQuest using the contact information above.

I’d also like to remind you that in our call today we will discuss certain non-GAAP financial measures and a reconciliation of those non-GAAP financial measures to the most directly comparable GAAP financial measures has been provided as an exhibit to our earnings release. And, it’s also available on our website under the Investor Relations section.

At this time I’d like to turn the call over to our Chief Executive Officer, Colin Reed.

COLIN REED, PRESIDENT AND CHIEF EXECUTIVE OFFICER, GAYLORD ENTERTAINMENT: Thanks Carter.

Good morning everyone. And, welcome to our third quarter conference call.

I want to welcome back all of you who know us, and I’d like to extend a special welcome to those investors joining us for the first time.

This morning we will keep our prepared comments brief, as usual, in order to allow time for questions. I will begin the call with a recap of the quarter, touch on how our brands are evolving and I will then give a brief update on the status of our pending acquisition of ResortQuest International.

Dave Kloeppel, our Chief Financial Officer will then review the operating and financial performance of the company and provide guidance for the final quarter of the year.

Finally, I will make a brief closing statement and then we’ll open up the call for questions.

Our third quarter results from a RevPAR perspective were again in-line with the guidance that we gave to our investors at the end of the second quarter. And, I’m pleased to say that our profitability was better than expected due to the cost management processes we have implemented.

In fact, we generated adjusted EBITDA of 11.8 million for the quarter, approximately 2.0 million better than we previously reported.

But, rather than steal Dave’s thunder and discuss with you more about the results, what I’d like to do is touch on, this morning, some of the very interesting things that are going on within our company that we believe over the long term will build great value for you our shareholders.

Over the last couple of years we spent our time on these quarterly calls communicating to each of you the actions that we’ve taken in the quarter and the progress that we have made as we’ve worked to transform the company into focused hospitality and leisure business.

Today I believe we’re on course to accomplish the goals we set out, and I’m genuinely excited as we look forward to the next couple of years.

In the next fourteen days the shareholders of ResortQuest and Gaylord Entertainment will vote on a much discussed acquisition. And shortly thereafter, subject to the vote, ResortQuest will become part of Gaylord Entertainment.

This is particularly exciting because once this transaction is complete, Gaylord will own three wonderful brands that are unique and can grow and complement each other.

Early last week we announced that we had priced out $350 million senior notes offering at 8.0 percent. And, we anticipate that this offering will close on or around November 12th.

As some of you may know, we had initially intended to sell $225 million of notes, but because of the attractiveness of the terms of the offering and the demand, we upsized. By and large the investor groups we communicated with seem to now understand our story. And, I believe several years from now we will look back at this time as the point in which the investment community was, after several years of confusion, finally able to determine the sound strategy and direction of the company.

Many of you have heard me say this before, but from a broad strategic prospective, our hotels are very different to the others that are under the nation’s hospitality umbrella, because so much of our business is not subject to the transient or corporate consumer.

In fact, 80 percent of our room nights sold are to groups. And 86 percent of the 80 percent are to large groups. These large groups are mainly associations that visit once a year. And, generally stay at our hotels regardless of the economy, resulting in our ability to predict, with a large degree of accuracy, future periods of occupancy and RevPAR.

These large associations, on average, will book four years in advance and our large corporate groups, generally book two and a half years in advance. The upshot is that you cannot look at our business and gauge its health by how well we did this previous quarter, because this last quarter was to a large extent dictated by actions taken two and a half to four years ago.

Now what excites me is that some of the trends we’re seeing in our business are very encouraging and these trends will positively shape the future of our company.

Specifically our efforts to meet and exceed expectations of our customers continue to be very successful. I continue to focus on this aspect of our business because I believe that as a hospitality and entertainment company, quality of service determines whether our customers return.

Our Gaylord Hotel properties now continue to deliver a consistent, superior level of service.

As some of you may recall, back in 2002, we introduced a bonus program that is payable to all front line staff at our hotels provided we meet a basic financial hurdle, but more importantly a customer satisfaction hurdle.

For the first time this last quarter, all staff both of our major resort and convention properties achieved the highest level of customer satisfaction incentive bonus payout, because our customers ratings of our service levels are telling us we’re doing a first class job. And yes, our advanced bookings are also increasing.

Satisfied customers become repeat customers. And, the hard work from our staff is paying off in the form of strong forward bookings.

In the third quarter of 2003 we booked approximately 308,000 group room nights for stays in future years. And net room nights booked during the first nine of months of 2003 were 21 percent greater than those booked during the same period of 2002.

And, by the way, I’ve just been given the October numbers and we booked approximately 50 percent more rooms in October than we booked in the previous October.

And 2002 was a record year for Gaylord Hotels when we booked almost 1.2 million room nights for the year.

Now recent disclosures we announced we expect to book between 1.2 million and 1.4 million net room nights for this year and I believe that that will be accomplished.

Even more exciting is that we have a reservoir of almost 3.0 million prospects and tentative bookings, which if they can be converted to definite, would further fill the bucket of advanced, confirmed reservations of our company.

Now, there’s another piece of the puzzle that I’d like to share with you. Over the last few months we have invested substantially in conducting expansive research aimed directly at the meeting planner who represents the large groups.

There are many enlightening pieces of information we extracted from this research that will help shape, that will help shape the way we do business.

But, one such piece was the understanding of the rotational pattern of geographical and frequency of the 600 to 1500 room night customer.

Now, without divulging the specifics of this information to our competitors, it’s clear to us that our focus on providing a consistent, high quality product, coupled with a high service experience in multiple locations, strategically placed across the country, is very compelling to the meeting planner, because so many of these large groups rotate.

And, interestingly 37 percent of all the large group bookings we made in the third quarter were rotational. Meaning, they were for more than one location.

Now, all of this data pertaining to bookings that we share with you is so very, very important to us because it provides us with great visibility and predictability to occupancy for future periods.

Now not only are our customers telling us we’re doing a good job, but multiple trade magazines bestowed numerous accolades in the last quarter on both our operating hotels.

And, I asked our marketing guys to give me a list of this stuff and we’d be here all day if I was to read them all out to you, and I’m not going to do that. But, we have been honored for both overall service and quality of several of our food and beverage outlets and, as well as the hotels in general.

Now let’s move on to Texas. The momentum at our Texas property is building. Our hospitality team is definitely feeling the growing excitement of the April, 2004 opening.

During the third quarter we completed the recruitment of the executive management team, adding some of the best talent in our industry.

Construction is on pace and on schedule and the response from the meeting planners that have recently been frequenting our property, has been extraordinarily favorable.

Over the next few months we will hire and train most of the 1,900 staff members who will provide our first Texas customers with the highest level of service that we can deliver to them.

I recently visited this property and I’m convinced it is simply the finest destination resort and convention center in the America, in American southwest. It really is very, very extraordinary.

Meeting planners are giving us very favorable feedback. And, the press and TV in Texas have reported on how fantastic this resort looks. And, if any of you would like a guided tour on your next trip to Dallas, call us, providing you don’t bring along any of our competition.

I can guarantee you will be very awed by this.

Now switching over to our attractions business, for the past year or more our focus with the attractions segment has been to expand the distribution of our Grand Ole Opry content. We’ve made great strides in this regard, and during the latest quarter we began a partnership with Great American Country Network to broadcast the popular Grand Ole Opry live, on television six times a week during primetime to their national cable TV audience.

We’ve also expanded the distribution of America’s Grand Ole Opry Weekend to 2,205 radio stations nation wide. And, through the Armed Forces Radio Network, this program can be also heard worldwide.

We remain very excited about the rapid expansion of the Opry distribution avenues, as are the artists and the fans. And, we continue to be enthused about the opportunities for growth as the reach and strength of the Opry brand continues to increase.

Now before I turn the floor over to David, let me update you on the progress of our announced acquisition of ResortQuest International.

We have received all necessary regulatory approvals and both companies have scheduled shareholder votes to approve the transaction on November 18th. Pending that vote, we now expect this acquisition to close later this month.

Our integration teams have set plans in place and we are ready to hit the ground running with this business.

All of us here at Gaylord are looking forward to welcoming the ResortQuest operations and brand into the Gaylord Entertainment family. We very much believe that ResortQuest will round out our hospitality portfolio and prove to be highly synergistic with our existing business units.

Now as you can see, there’s much excitement and momentum at Gaylord today and we’re energized to execute our growth strategy over the coming quarters and years.

David is going to discuss the details of our operation results and guidance for the fourth quarter.

David?

DAVID KLOEPPEL, CHIEF FINANCIAL OFFICER, GAYLORD ENTERTAINMENT: Thanks Colin.

I’ll start with a brief overview of the company’s consolidated operating performance and then go into more detail for each business line, highlighting the operating drivers.

And finally, I’ll provide guidance for the remainder of the year.

Consolidated revenues from continuing operations for the third quarter of 2003 were $98.1 million, down 2.3 percent over last year’s $100.4 million.

Consolidated operating loss for the third quarter of 2003 was $7.9 million compared to operating income of $18.3 million in the third quarter of 2002.

The company recorded net income of $10.7 million or 32 cents per diluted share in the third quarter of 2003 compared to net income of $100 million or $2.96 per diluted share for the third quarter of 2002.

Recognize, however, that the sale of our 33.3 percent interest in the Opry Mills Mall in the second quarter of 2002 resulted in a deferred pre-tax gain of $20 million which was included in the operating results of third quarter 2002.

In addition the third quarter of 2003 net income figure includes an approximate $35.5 million after tax gain from the sale of WSM-FM and WWTN-FM radio stations.

Adjusted EBITDA was $11.8 million in the third quarter of 2003, compared to $16 million in the same quarter of 2002.

As Colin noted, adjusted EBITDA exceeded our original guidance by approximately $2.0 million.

Year to date consolidated revenues from continuing operations were $318 million, an increase of 7.4 percent from $296 million in the same period last year.

Consolidated operating loss for the first nine months of 2003 was $4.5 million, compared to operating income of $11.4 million in the first nine months of 2002.

The company had net income in the initial nine month period of 2003 of $15.6 million or 46 cents per diluted share. This compares to net income of $97.8 million or $2.89 per diluted share in the first nine months of 2002.

Once again, the sale of our interest in the Opry Mills Mall resulted in total pre-tax gain of $30.5 million, which was included in the operating results in the first nine months of 2002.

Year to date 2003 figures also include an approximately $35.5 million after tax gain from the sale of WSM-FM and WWTN.

Adjusted EBITDA for the first nine months of 2003 was $51.8 million compared to $39.8 million in the same period of 2002, an increase of 29.9 percent.

And now let’s move to the individual business segments.

As Colin described previously, quarter to quarter comparisons can be difficult with our business as shifts in group mix can have a significant impact on a quarter’s results. And this quarter reflects just that.

As we described in our last earnings call, two groups in Florida shifted from the third quarter of 03 to early 2004 impacting our quarterly results.

Hospitality segment revenues were $82.8 million in the third quarter of 2003, a decrease of 2.7 percent from last years third quarter. The decrease was primarily the result of reduced ADR caused by a shift in group mix in the quarter.

In third quarter 2003, hospitality RevPAR was $93.90 a decrease of 3.3 percent from the third quarter of 2002.

Total revenue per available room was $196.07, a decrease of 2.8 percent over the prior year.

Our properties increased occupancy in the third quarter to 70.5 percent, which was 1.4 percentage points higher than the prior year period, despite certain large group bookings moving from the third quarter of 03 to 2004.

Moving these events to next year will have a positive impact on 2004, but we were left in the third quarter with some occupancy gaps. Fortunately, our sales teams filled a number of these gaps and the third quarter of 2003 occupancy was higher.

However, the last minute replacement customers were predominately lower ADR guests and leisure guests who typically spend less outside the room.

Thus the end result of this was an overall reduction in quarterly RevPAR and total revenue per available room, as previously noted, and as was anticipated in our second quarter call.

Overall, however, we were pleased to achieve our RevPAR guidance.

Hospitality operating income was $1.9 million in the third quarter of 2003, compared to $6.6 million in the third quarter of 2002.

Pre-opening expenses were $3.3 million and $1.9 million for the third quarters of 03 and 02 respectively.

And, due to straight line lease amortization on the Gaylord Palms ground lease, non-cash lease expense included in operating income was $1.6 million in the third quarter of 2003 and the third quarter of 2002.

Hospitality adjusted EBITDA was $18.7 million in the third quarter of 2003, a decrease of $2.7 million from the third quarter of 2002.

Adjusted EBIDTA margins decreased in the hospitality segment moving from 25.1 percent in the third quarter of 2002 to 22.6 percent in the third quarter of 2003, primarily reflecting the decline in ADR experienced in the quarter due to the shift in business mix previously noted.

Now looking at the performance of our individual properties, Gaylord Opryland Nashville saw a 2.0 percentage point rise in occupancy to 70.7 percent, which was offset by an $8.53 reduction in ADR.

Gaylord Opryland generated RevPAR of $93.46 down from $96.71 in the third quarter of 2002.

While total revenue per available room rose $2.83 to $186.45, the additional occupancy in Nashville was driven by lower rated groups, which also drove additional revenues outside the room.

And, according to Smith Travel Research, Gaylord Opryland posted 109 percent and 101 percent fair share RevPAR index in the third quarter and year to date periods of 2003 respectively. As compared to their competitive set, its competitive set of large convention hotels, in Atlanta and New Orleans.

Our continued improvement in this index underscores the high quality of service provided at Gaylord Opryland.

Gaylord Palms also improved occupancy to 70 percent during the quarter and this was primarily driven by our increasing acceptance in the Orlando area leisure travel market.

Similar to Nashville, Gaylord Palms experienced reduced ADR as a result of the heavier leisure mix.

This resulted in a 3.5 percent decline in RevPAR to $103.00 and a 9.0 percent reduction in total revenue per available room.

In terms of RevPAR index, according to Smith Travel Research, the Gaylord Palms posted a 124 percent and 119 percent fair share RevPAR index in the third quarter and year to date periods.

Gaylord Palms year to date 2003 RevPAR ranks at number one among its in-market competitive set of convention properties and obviously we’re delighted with that performance.

Gaylord Opryland Texas remains on schedule to open in April of 2004. As of quarter end total expenditures on this project were $330.3 million with an additional $151 million expected to be spent through completion.

And of note, as of September 30th all of the cash required to complete and open Texas is on our balance sheet currently.

The attractions segment generated revenues of $15.3 million in the third quarter of 2003, which was flat relative to the third quarter of 2002.

Operating income in the attractions segment was $0.8 million in the third quarter 03, compared to operating income of $1.4 million in the same period of 2002.

Attractions adjusted EBITDA declined to $2.0 million in the third quarter from $2.7 million posted in the third quarter of 2002. The shortfall is primarily attributed to non-recurring consulting expenses related to the development of the Grand Ole Opry’s merchandise program, the transition of cable distribution through Great American Country, the Great American Country Network, and lower revenue levels at Corporate Magic.

We expect the Opry to benefit financially from these changes in future periods and for Corporate Magic to begin to show a recovery as the strength of the economy picks up.

Corporate operating loss for the quarter was $10.7 million compared to $10.2 million of operating income in the third quarter of 2002.

These operating loses include $1.8 million and $1.7 million of non-cash and non-recurring charges for the third quarters of 2003 and 2002, respectively.

These charges account for items such as depreciation, amortization and the non-cash portion of the Gaylord Entertainment naming rights agreement expenses.

And also of note, in the third quarter of 2002 there was an approximate $20 million gain reflected in the corporate and other segments related to sale of the stake in our Opry Mills Mall.

As of September 30th the company had long term debt, including the current portion of long term debt outstanding of $468.4 million.

Total unrestricted and restricted cash increased to $175 million up from $172.9 million at the end of the second quarter of 2003.

On October 28th, 2003, the company priced a $350 million, ten year senior notes offering at 8.0 percent.

Simultaneous with the notes offering the company entered into LIBOR interest rate swaps that will effectively swap $125 million notional of the $350 million in bonds from a fixed 8.0 percent coupon to a variable interest rate equal to LIBOR plus 295 basis points.

The company expects to close the notes offering on November 12th. The company plans to use a portion of the net proceeds to repay its $66 million mezzanine loan secured by the Gaylord Opryland Nashville as well as its $150 million senior term loan, and $50 million subordinated term loan, secured by Gaylord Opryland Texas and Gaylord Palms.

We also plan to use a portion of the next proceeds to repay certain indebtedness of ResortQuest International, upon the consummation of the company’s proposed acquisition of ResortQuest and to pay fees and expenses related to the ResortQuest acquisition and the notes offering.

Also in connection with the notes offering, the company terminated $100 million of its existing LIBOR interest rate swaps effective as of October 31, 2003.

They had locked LIBOR at 1.48 percent in year one, and 2.09 percent in year two. The company expects to terminate the remaining $100 million of these same floating to fixed swaps at the close of the notes offering.

Additionally the company has received a commitment from certain of it’s bank lenders to provide a $65 million revolving credit facility following the repayment of amounts outstanding under the company’s current senior secured credit facility.

It is expected that the revolving credit facility will be for a term of two and a half years, and borrowings will bear an interest rate at a rate of LIBOR plus 3.5 percent or the prime rate plus 2.25%. And that is selected at the company’s option.

The revolving credit facility is being arranged by Deutsche Bank Securities and Bank of America and closing of the revolving credit facility which will replace the company’s existing $25 million revolving credit facility is subject to customer closing conditions.

We also plan to exercise the first of a two one year extension options on our $2.1 million senior loan secured by Gaylord Opryland Nashville to extend beyond the stated maturity date of March 31st, 2004.

That extension option will become exercisable in December.

Proforma for the announcement and financing transactions and the ResortQuest acquisition, we expect our weighted average interest rate to remain essentially unchanged.

I’ll now give guidance for the fourth quarter at full year 2003.

Despite overall weakness in the hospitality industry the company expects RevPAR to grow for the full year 2003 over 2002 by approximately 4 to 5 percent. However, we expect fourth quarter RevPAR and total revenue per available room to decline by approximately 2 to 3 percent. Once again, consistent with what we had described in our second quarter earnings release.

Capital expenditures for the fourth quarter of 2003 are expected to be between $65 and $70 million and between $230 and $240 million for the full year 2003.

The company will provide more detailed guidance for the balance of 2003 and 2004 including the effects of the ResortQuest acquisition following the closing of the ResortQuest acquisition.

However, it’s safe to say based on the booking levels we are experiencing, and that Colin described earlier, we continue to be comfortable with our previous guidance of flat RevPAR for 2004 and high single digit growth in RevPAR in 05 through 07.

And now let’s turn the call back over to Colin.

COLIN REED: Dave, thanks very much.

As we said the third quarter came in right where we expected and overall we had a very solid first nine months for this year.

We’re now looking forward to a good end to the year highlighted by the closing of the ResortQuest acquisition.

With the pending addition of ResortQuest and the upcoming opening of Texas, we’re all very excited about the coming year.

At the hotel business the metrics look great. The Palms, as David said, the model product for the future is the leading hotel in the nation’s largest convention market.

Customer satisfaction is up. Bookings are up over the last year and last year was a record, and as I said earlier our rotational bookings are also tracking very high.

We soon expect to have three superb, nationally recognized brands working in concert, and I’m confident that we have the people and the resources to grow and unlock the value of these brands for our shareholders.

I’d like to thank you again for taking the time, for joining us this morning and now Lynn (ph) will open up the lines for questions.

OPERATOR: Thank you.

The floor is now open for questions. If you do have a question, please press the numbers one, followed by four on your touch-tone phone at this time.

Please hold while we pull for questions.

COLIN REED: I hope the silence is a reflection on the succinctness of our presentation.

OPERATOR: Our first question is coming from Bret Fieldcroft (ph), Performance Capital.

BRET FIELDCROFT (ph), PERFORMANCE CAPITAL: Hey guys.

David, how much of Texas CAPEX falls in Q4?

DAVID KLOEPPEL: Q4’s about $50 million.

BRET FIELDCROFT: OK. And, Colin can you give any update on two things, on Maryland and I know you guys have been real busy, but any further color on potentially pulling capital out of the hotel assets.

COLIN REED: The later, the answer is we haven’t really been focused on that here, Bret (ph) for the last month, month and a half. As you can imagine we’ve been trying to bring ResortQuest over the line and too because of the way the sort of SEC stepped back and didn’t review the merger we’ve been obviously aggressive on the refinancing of the company, which you know about and have read about.

So, the answer to the question, the last question is no, but obviously we will be doing more work on that in the next three months, three to four months.

You know, the real hard thing for us on that last issue is the – we all believe here at this company that with the strategy that we had in place, with this very focused large group customer strategy we have in place, that there’s some real good years in front of us.

And, I think that we’ve been very consistent that we believe that the periods 05, 06, 07 will have, you know, high single digit RevPAR growth. We’ve been consistent in our comments on that, simply because of the visibility of the advanced bookings.

The issue for us is that if you translate that into profitability, these assets, obviously, we believe these assets have, you know, substantial ways to go in terms of the increase in their profitability and therefore, any deal we do today we risk leaving bounty on the table for our shareholders.

So, that’s, sort of, a little bit of a dilemma we have and we’ll sort of figuring that through. It’s a good dilemma to have because, you know, these businesses are only, we believe, increasing in value.

And my view is that the multiple on these businesses should be better than the general multiples than you see for hotels because there is a high level of predictability to the cash flows of these hotels. Unlike the vast majority of the industry that is subjected to the, you know, the winds of things like SARs, Gulf War, and stuff like that.

Now in terms of Maryland, we’ve been working very hard here on this project and when we were out talking to the prospective note holders of our company in the last week and half, last two or three weeks, what we’ve been saying is this, that in order to make the Maryland project a satisfactory project to our share holders, we obviously need to generate an after tax, unleveraged rate of return that’s greater than 12 percent.

We believe our weighty cost of capital keeps moving around because of some of the stuff we’ve been up to, but you know, it’s probably just a little under 10, probably a little bit less than that, Dave.

But, we want to make sure on an unleveraged basis that we generate real value here. So, we have been working on ways to secure additional TIFF financing. We’ve got some meetings coming up here in the next month to move that process forward.

And, you know, we’re very encouraged from all this research we’ve done Bret (ph), — I’m giving you a long answer to your question, but it’s very interesting stuff this.

All the research we have done, it’s very clear to us that this project in D.C. is a very appealing project. The target consumer that we go after. And, they have told us that in all of this research and so, we are working diligently to bring this baby across the line.

There’s obviously, a long gestation period here, between the time we get comfortable with the economics and the time we actually start constructing and open this baby. But, it’s a project that we will continue to put effort against.

BRET FIELDCROFT (ph): Thank you, Colin.

OPERATOR: Thank you.

Our next question is coming from Wil Marks (ph) of JMP Securities.

WIL MARKS (ph), JMP SECURITIES: Thank you. Good morning David and Colin.

COLIN REED: Good morning.

WIL MARKS (ph): A couple of questions. ResortQuest also reported, and not covering the company, I’m a little unfamiliar with what the numbers really mean, are they still on track for, I think you kind of said 18 to 19 million of EBITDA for the year?

DAVID KLOEPPEL: Yes, well, their EBITDA for the quarter was consistent with the, I think their guidance that they gave to you of 18 million is consistent with that level of performance.

COLIN REED: I think if – Wil (ph) this is Colin. If you look at their release there is sort of a reconciliation of non-GAAP financial measures and the EBITDA – the ResortQuest last year had some extraordinary items in it. This year has some extraordinary items in it.

The good news is, is that EBITDA, when you exclude all the noise, EBITDA is growing in this period from about 12.7 to 13.1, 13.2. And, look basically, as we’ve said all along, this is a business that hasn’t had the luxury of the marketing conduit that we have as a company.

It’s been out spending a few, you know, hundreds of thousands of dollars in, putting in newspaper advertising and the like and we obviously expect to be able to really create a lot of hype amongst the consumer that seeks out this type of experience.

So, you know, in answer to your question their business is performing, I think, pretty well. But, we’re yet to unlock the door here. And, we’re all waiting with bated breadth and pretty excited about the prospects here.

WIL MARKS (ph): OK. A couple of questions on guidance.

First, is so David, on the interest expense line should we expect something pretty consistent going forward with third quarter?

DAVID KLOEPPEL: When you proforma in ResortQuest and layer in the new financings, just to kind of to give you the apples to apples comparison. The reason we swapped the 125 of the notes into floating was that because the term loan that we had outstanding that was secured by Florida and Texas, was priced at LIBOR plus 350 on a swap basis, LIBOR plus 295.

So, that saved us a little bit of money. The overall weighted average rate when you’re proforma ResortQuest versus, excuse me, when you proforma the combined company of ResortQuest and Gaylord, prior to the notes offering the weighted average interest rate was about 5.1 percent.

And, proforma for the notes offering we’re going to be close to 5 percent.

WIL MARKS (ph): OK. It actually is decreasing a little bit.

DAVID KLOEPPEL: Yes, it decreased slightly.

WIL MARKS (ph): OK.

COLIN REED: He’s says with a smile on his face, David. Well done.

WIL MARKS (ph): I guess my last question, on guidance last quarter you, in addition to what you just gave us, you also gave revenue and a margin. Can you give us any light on, we could kind of figure out revenue, but on the EBITDA margin?

DAVID KLOEPPEL: I mean in terms, the challenge we have right now, just to let you known kind of what’s happening with guidance is, because the ResortQuest acquisition closes sometime in the middle of this quarter, we’re going to pick up ResortQuest for that stub-period, and it would be difficult for us to predict precisely when we’re going to pick that up.

So, that’s why we didn’t give specific guidance on fourth quarter.

In terms of the profitability of the hotel business and profitability of the attractions, we don’t have any view on that changing from what we’ve talked about previously, for the fourth quarter.

And, so, I think we talked about previously, EBITDA margins were going to decline slightly in the fourth quarter from what we did fourth quarter of last year.

Again, that’s a rate issue for the fourth quarter versus fourth quarter of 2002.

Does that answer your question?

WIL MARKS (ph): Yes, I think so. Looking at the first half of the year, you significantly out performed, your margins out performed the first half of 02 and then third quarter, as you guided, was down. And then, fourth quarter what you’re saying, is going to be down a little bit may be in the same percentage neighborhood as third quarter?

DAVID KLOEPPEL: Yes, probably so.

WIL MARKS (ph): OK.

DAVID KLOEPPEL: Yes.

COLIN REED: The problem with these margins is that, you know, one good big group with a very attractive rate has a major impact in the quarter. And, as we’ve said so many times, Wil (ph), you know, the groups that are showing up this year are groups that were booked three, four years ago.

And, there’s very little we can do about this year, in terms of the business, and so, I think David’s completely accurate in what he’s said in terms of the margins. But, that’s the sort of dilemma we have here.

WIL MARKS (ph): OK. Thank you very much.

UNKNOWN MALE #1: Thanks guys.

OPERATOR: Thank you.

Our next question is coming from Matt Overton (ph), of Morgan Keegan (ph).

MATT OVERTON (ph), MORGAN KEEGAN (ph): Good morning.

DAVID KLOEPPEL: Good morning.

COLIN REED: Good morning Matt.

MATT OVERTON (ph): Couple of things, one if I just look at the hospitality segment, revenues, EBITDA, calculate of flow through, I get about 118 percent flow through of revenue to EBITDA. Could you comment on that, what’s going on there for us?

DAVID KLOEPPEL: Sure, you know, Matt, as you can see the decline in RevPAR for the hospitality segment was entirely attributable to rate. So, rate does flow through at 100 percent, unfortunately.

The other challenge, as compared to last year as energy costs are higher, so that’s, that’s what’s driving this slightly, you know, the greater than 100 percent flow through of EBITDA third quarter versus third quarter.

MATT OVERTON (ph): OK. And then, on the debt refinancing, this is kind of an open ended question, but two things, one, do I understand that both the Texas and Palms properties are essentially free or completely free as being placed as collateral for any of the remaining debt. The debt term loan was secured by those, just clear that up for us.

And secondly, is there any color you would add from the road show that you did for that debt offering, that those of us who were not on that road show might benefit from? It was obviously well received, but is there any additional color that you might want to share with us?

DAVID KLOEPPEL: Matt, I’ll take you first question and I’ll kick the second question over to Colin.

In terms of the security, the Texas – the currently contemplated and the term sheet that we have from the banks for the revolving credit facility would be that that revolver would be secured by Florida only. Texas would be unsecured.

And, as I said of the $65 million revolver it has the right to upsize up to 100. We’re likely to be in the 65 to 70, 75 range in terms of sizing. And, that would be the only indebtedness that would be secured by the Florida hotel.

And, Texas, as you correctly point out, would unsecured.

COLIN REED: And, in terms of the color, I really think it’s a variation – what we said is a variation and what we posted on the web site, our presentation was a variation of what we’ve been saying for the last, for the last 12 months.

And, that is that, we run a very, very different hotel business. It’s a very predictable business. We know what our occupancies by and large are going to be, you know, for next year, the year after and the year after, because so much of that business is coming from these large groups that book contractually well in advance.

I think what we were able to do last week was talk to a whole bunch of folks who haven’t been exposed to our company and we were able to talk about our hotel business, talk about the Grand Ole Opry, how we see this as a life style brand. And, see this business growing and more importantly how it will support because of the people to whom the Opry reaches, this four to six million people a week, that it communicates with through these TV shows and radio shows, how that business can be supportive of the ResortQuest business.

And, I think we were able to describe last week that the ResortQuest business is in fact an alternative lodging business. It’s a business that we believe can absolutely be systematized and fully branded. And we can build trust with the homeowners, trust with the customers, and I think that the competitive forces that are out there are just the local mom and pop operators that don’t have the wherewithal that we have in the communication points and delivery systems that we have.

And, I think investors, at the end of the day, in the bonds basically said, we understand the business, and that’s why we’re attracted to acquire these bonds.

MATT OVERTON (ph): OK. And then, I have a couple of questions, just a couple more questions for you, but on ResortQuest one on the potentially negative side, their units declined in the third quarter, I don’t know if you care to comment about that, I know it’s not your company yet, but that is the one thing that popped out at me about their third quarter results.

And then secondly, on ResortQuest they announced four, I believe, new contracts to manage vacation rental, condominium units, or groups of units within past three or four months, three of which were existing properties, not new developments. And, I was wondering is there a shift in the marketing strategy there, because I haven’t seen you add existing properties like that as much previously in the past?

COLIN REED: Yes, Matt, one of the things that ResortQuest management has been talking to us about and it’s really as a byproduct of our paranoia around making sure that we have product that the consumer values. And that, because we’re trying to build a brand here and one of the key things that we need to do in this brand is to make sure that we have, you know, operations that don’t have holes in the roof, and that are clean and that the consumer says, you know what, for the price I paid I got value.

And, so I think there’s been a general cleaning up of some of the inventory in this business. But, one of the things that we are in the process of working with the RZT folks on is now an acquisition strategy.

And, when I talk about acquisition, I’m not talking financial acquisition, but a strategy of how we communicate with homeowners that are part of mom and pop operators today, and be able to demonstratively prove to those people that there is a superior advantage of being part of our business versus these local operators.

And so, ResortQuest really hasn’t had a unit growth strategy, definitive growth strategy, for the last year, year and a half, and I don’t think I’m talking out of school when I say that, or being critical of the business, it just hasn’t done that.

We will have that in place, we know how to do that. Where as you know our background from the hospitality days, the gaming days, we know how to grow brands and so, I would expect the issue here is – the issue here is to one, grow this occupancy too. I mean this ResortQuest occupancy, in the fourth quarter, was up at 58 percent, but it meant that in this fourth quarter, you know there are 42 percent empty rooms in this facility.

So, we’ve got to build the strategy to deliver more customers and we’ve got to build the strategy to deliver more units. And, we will do that.

MATT OVERTON (ph): OK. All right, that’s good. Thank you.

COLIN REED: Thank you, Matt.

OPERATOR: Thank you. Our next question is coming from Jacque Corneau (ph) of CIBC (ph) World Markets.

COLIN REED: Jacque? Lynn (ph) I think he’s gone.

OPERATOR: Thank you.

Our next question is coming from Stan Liber (ph) of Alpine Funds.

STAN LIBER (ph), ALPINE FUNDS: Good morning gentlemen.

Excuse me. With regard to your prospective bookings for next year, in light of the third quarter shortfall where you’ve had to push back some bookings into next year and you had find replacements with a lower mix, lower rate mix I assume. And hence, that lead to lower EBITDA margins, can give us a sense of your comfort level with the EBITDA margins going forward. What you think that may look like given the visibility you have on the bookings so far for next year?

DAVID KLOEPPEL: Sure Stan. EBITDA margins for the hotels businesses should be essentially the same as it was for this year.

As we’ve described previously, for 04 we’re continuing to take a fairly cautious approach toward 2004. We think there may be some bright spots that begin to appear here, because of the kind of advanced bookings that we’re seeing and because of the nature of those bookings and the increased levels of corporate bookings that we’re seeing.

But, remaining fairly cautious for 2004, so we’re continuing to guide that margins will remain essentially flat on the hospitality business from 03 to 04 and that RevPARs will remain essentially flat from 03 to 04.

But, if these levels of bookings continue and we experience a bit more sustained economic recovery, we could be pleasantly surprised.

STAN LIBER (ph): Does that mean you get pleasantly surprised in the later quarters or how does that fit in time wise, and obviously given the complexity of bringing on Dallas at the same time?

DAVID KLOEPPEL: Right, certainly the – as you look at our business the closer you are to the period of occupancy, the more difficult it is to impact that period of occupancy positively with new groups coming on.

So, certainly 2Q, 3Q, 4Q are where we have more opportunities to produce some positives. You know, as we talked about in our second quarter call when we have these groups who wanted to move from Q3 of 03 into 2004, you know because of the late notice and the proximity to the occupancy period, it’s difficult to fill those rooms.

So, you know, our view is that the back half of the year has some real opportunity for us in 2004.

COLIN REED: Stan, this is Colin. Let me also add to what Dave said.

As I said in my piece of the communication, what we tend to see are these big associations book four years upfront, an average four years ahead of time, and corporations, as we’ve looked back and we’ve plotted the mean on this, it’s about two and a half years.

Now the dilemma has been that because of the recession that we’ve been all operating under here in the last, you know, two years, two and a half years, a lot of corporations pulled back the amount of large meetings that they had.

And, a lot of these corporations just stopped having meetings. Now, the problem that we have right now is, and the rest of the industry does, is that in that 3 million bucket of tentatives and prospects there are a bunch of those folks that are contemplating having meetings in 2004. The issue is, will they sign, and when do they actually make the decision to do it. How comfortable do these companies get that in fact, the recession is gone, the recovery is well on its way? And, that’s the dilemma that we have in sort of breaking down, is it going to happen in the second quarter, is it going happen in the third quarter?

I think in the next three to four months we will obviously have a much, much, much stronger view about the whole of 2004. But 2004, as Dave said, if corporate America continues to gain its confidence, which we believe it is, because we’re seeing a lot more activity on the corporate side. A lot more activity on the corporate side than we did six, nine months ago.

There is some pleasant surprises, but it would be extraordinarily bold of us at this stage of the game to say whether that will happen in Q1, Q2, et cetera, et cetera, across next year.

MATT LIBER (ph): Fair enough.

With regard to Dallas, do you – I assume that the first quarter or so is probably going to have a relatively attractive pricing package to induce a new state.

So, I’m wondering how that would hold up, let’s say, relative to either Palms or Opryland?

COLIN REED: Well, I think, we haven’t been out publicly disclosing stuff like, you know, what pricing day by day, week by week, although we’re actively in that mode, because we’re booking rooms.

Interestingly, we’re having push our grand opening from the 2nd of April to sometime early May because we are relatively full through that April period.

DAVID KLOEPPEL: Ceremony, just the —

COLIN REED: OK. Sorry, what did I say?

DAVID KLOEPPEL: You said the grand opening, I just want to make sure –

COLIN REED: I meant the hotel opening ceremony, opening ceremony.

MATT LIBER (ph): I understand what you were saying.

COLIN REED: Yes, thank you very much indeed. Thank you David for clarifying it.

But, you know, we’re seeing a lot of interest in this product, because it is so different, it is so different and you know, we are being cautious to attract new customers that we’ve never seen before. But, you know, I think our pricing model is certainly going to be in or around the model that we’re seeing in Nashville.

We won’t see ADRs and total per revenue, total revenue per available room that I think will be off the mark from the Nashville mark, David?

DAVID KLOEPPEL: Yes, I think the expectation in Texas from an ADR prospective is fairly similar to Nashville. We think we are – we’ll probably produce a bit more revenue outside the room in Texas per room, than we do in Nashville, simply because you have a higher mix of banquets versus, you know, other types of revenues, which is what drives that outside the room revenue.

MATT LIBER: OK. Well, thank you gentlemen.

DAVID KLOEPPEL: Sure Stan.

COLIN REED: Thanks Stan.

OPERATOR: Thank you. Our next question is coming from Dean Grace (ph), of Grandview Capital.

DEAN GRACE (ph), GRANDVIEW CAPITAL: Hi Colin I wonder if you could talk to us a little bit about the ramp up period for Florida and I guess for Texas, as well?

Just given the long booking periods, for this type of business, I guess I’m implicitly assuming that it will take a while to ramp up to sort of a mature state. And then, more specifically, what kind of EBITDA levels do think you can get to in Florida and Texas? Once you hit a mature state?

COLIN REED: Dean, thanks. The first and foremost putting, being a little repetitive of what we’ve already said, you know, Florida is already taking no prisoners in this market. It’s the number one hotel, convention hotel through the first nine months of this year.

And, we’ve, I think, guided that it will generate just under 40 or there about – million of EBITDA this year, which is, I think, given the environment that we’ve been with SARs, Gulf War, economy, et cetera, et cetera. I think it’s pretty exciting.

But, nevertheless, it’s been operating at about, this year, will operate at about 70 percent occupancy. We believe, and in fact to a high level we know, because of the advanced reservations we have on the books for 04, 05, 06, 07 we have high visibility to the amount of contracted for room nights in that property.

That we will have good growth, certainly in the 05, 06, 07 years, because it’s the 05, 06, 07 years that have been influenced by the bookings that we have put on the books in 02 and 03.

Before David and I and the rest of the management arrived here in mid-01, you know, we had a bunch of bookings on the books, but it’s been the way we’ve orchestrated the sales functions, the tremendous job this hotel has done in terms of delivering customer satisfaction. That the wind is really in our sails, and that’s what’s happened in 2002, 2003 and we expect that to continue through into 2004. So, it’s the 05, 06, 07 years that expect this high single digit.

So, we’re not in the business, right now David, we haven’t given out projections for 05, 06, 07 for EBITDA growth, but if you do the math, Dean, on high single digit RevPAR growth, I think you can see that the profitability of this business grows fairly healthily.

David, the metrics we use in terms of for every point of occupancy, just refresh Dean please?

DAVID KLOEPPEL: Sure, Dean we’ve talked in the past about for the two hotels that are opened and operating, Nashville and Florida, an additional point of occupancy in those hotels as $2.3 million of EBITDA, the bottom line.

And, one dollar in rate adds $1.5 million in EBITDA, to the bottom line.

So, as you roll those high single digit RevPAR growths through into, you know, 05, 06, 07, obviously the economics are pretty compelling and I think two folks that had been on the phone Wil Marks (ph) and Matt Overton (ph), who have written research on us, have done that sort of math and you can review the kinds of EBITDA levels that they, at least projected for those years for the different assets.

COLIN REED: And, Dave, one other piece of math, which I think we have, from time to time talked about, we have what 2.1 million room nights available in – with our three hotels. And, we’re booking, in contracted form, net definite room nights in one right now, between – we’ve guided – between 1.2 and 1.4 for this year. We did 1.2 last year.

So, that in and of itself, would say that if we were to continue to book at that pace for the next three to four years, we’re booking, you know, pushing 55, 60 – well, explain the math to Dean so he can sort of extrapolate it on the back of an envelope here.

DAVID KLOEPPEL: Colin, we have 2.1 million room nights of total inventory among the three hotels, if we book 1.2 to 1.4 million room nights a year, year in and year out, take the top end of that scale because it’s easy math. That’s 66 percent of our business is booked in group occupancy.

We tend to do about 20 percent of our business in non-group business, so if you gross that up, that 1.4 million room nights of bookings leads us towards an 80 to 84/85 percent occupancy level in the hotels in future years.

So, that’s why we focused so heavily on managing these group bookings levels, and making sure that we continually disclose to the investment community because we believe those are our leading indicators.

Those are the things that tell us we have good things to come.

COLIN REED: It’s really two things. It’s that, but it’s also what is happening to those customers that are leaving our business today. You know, are they leaving very, very happy and if they are, are they re-signing up.

Because we know the customers that we’re dealing with are customers that by and large rotate through the geographic locations that we are in. So, it’s important for us to service the living daylights out these folks and make sure they leave really, really happy and then, two, to book this 1.2 to 1.4 million reservations a year.

And, if we do that over the next three to four years, our business starts will dramatically change.

Dean, that was a long answer to a simple question.

DEAN GRACE (ph): No, that was good. Have you given any guidance on Texas specifically and what you think it can do when it ramps, I think size wise, it’s roughly the same as –

COLIN REED: A little bigger.

DEAN GRACE (ph): ... is that right?

COLIN REED: It’s a little bigger. A little bigger than Orlando.

DAVID KLOEPPEL: It’s a little bigger than Orlando, but as Colin said, the rate structure is a little bit lower than Orlando. On a stabilized basis it’s going to be, kind of, right between Nashville and Orlando.

You know, we’ve talked about that in our analyst conference in June, we talked about that asset being about a ten percent return on costs, kind of an asset on a stabilized basis.

The cost is $480 million, so 45 to 50 million in EBITDA as it gets stabilized and that’s three years or so from opening date.

We think that’s a reasonable level of performance for that hotel.

DEAN GRACE (ph): Great. Then shifting to a separate topic. David do you have a sense for what your cash interest expense will be next year? I know there’s some, some gap in the ways that number, can you remove that and sort of include capitalized interest and let us know what cash would be for next year?

DAVID KLOEPPEL: Just cash should be around $30 million.

DEAN GRACE (ph): Thank you very much.

COLIN REED: Operator I think one more question and if there are other questions the folks have, maybe they contact either David or Jason Morgan in terms of, you know, our investor points of contact please.

OPERATOR: Thank you.

We do a have a follow up question coming from Bret Field –

UNKNOWN MALE #2: Hi is that you?

BRIAN WARNER: It’s actually Brian Warner and I have two questions, but I’ll only ask you one in the interest of time.

Could you just talk a little bit about, sketching out maybe your branding strategy for ResortQuest in terms of – some of the things you’re thinking about in terms of improving the credibility with, you know, your customers and talk a little to that?

COLIN REED: Yes, absolutely. Boy we could, that’s a question that we could have us on here all day, Brian.

But, here’s the simple – this is a reasonably simple business. This is not a complicated business. It needs to do a couple of straight forward things.

First and foremost it needs to first and foremost build trust and recognition with the customer.

And, what we see happening there is a few things, first and foremost, we’re embarking on a large piece of research with Jim Olin and the management of ResortQuest an AIU study, an awareness, image and usage study across the country for second home owners, second home users, people who rent these properties.

We’re also going to do some research with the owner, as well. But, the AIU study, the awareness, image and usage study will really explore what is the image of this brand, if indeed there is a brand.

What is the image of this brand? What are the things that the consumer really holds sacred when they book this, they book this second home for, you know, beach, desert or mountains, what are the things they want to make sure is provided to them?

You know, great internet access, obviously making sure when they check in they check out, because obviously their check in, check out operations, what’s their experience of this? The quality of product?

How do we make sure that there is a rating system? A real rating system in this business because the quality of the asset that ResortQuest manages can be a sort of small two bedroom condo in the beach, to a, you know, $12 million home in the mountains, and there is a vast difference in what is in fact being sold.

So, we’ve got to come up with a very coherent rating system. So, we’re going to be exploring over the next two to three months, through the eyes of the consumer, what’s important to them.

It’s then putting the systems in place, making sure we have flawless service in place. And, then it’s building the brand. It’s making sure that there is a defined brand in every market place that the customer recognizes and, you know, says you know what I value that.

I’ll give you a silly example like a, you know, what Blockbusters has been able to do in a business that’s relatively simple, selling home videos, renting home videos.

They’ve been able to create in the minds of the consumer that you come to my store, a Blockbuster store, and you have a greater assurance of getting what you want in a way that is relatively simple for the consumer.

And, what we have to do is find out what those attributes are for the second home vacation rental business and put that in place.

And, I think over the next six months we will be able to answer that question in very specific terms, in I think three months from now.

This is the way we’ve gone about building brands in our past life.

Mike and I in our past history, Mike Rose and I, in the hotel business, in the gaming business, and that is really understanding what the consumer wants.

And, the other part of it is, is what the homeowner is seeking. I mean obviously, the homeowner is seeking, sort of, a relative economic advantage of putting their homes with you versus somebody else.

But, they also want to make sure these homes are getting looked after. So, we’ve got to find (1) a way to communicate with relative economic superior returns for these folks, but (2) communicate to them frequently and consistently that their home is (a) being rented, but (b) also being looked after.

So, there are going to be standards that we put around this brand, and that’s sort of a two minute overview of a very complex question.

But, we have a good sense of how we’re going to do this.

BRIAN GRACE: Thank you.

COLIN REED: Thank you.

OPERATOR: Thank you. I would now like turn the floor over to Colin for any closing remarks.

COLIN REED: Thank you Lynn:

And again, thanks everyone for joining us. This a very interesting time for our company and all of this management team, you know, are honored to be working at this organization on behalf of you, our shareholders. And we are going to absolutely create a lot of value here.

And, just a little plug, tomorrow night I think on CBS television, it’s the CMA awards, Country Music Association awards and you’ll see the Grand Ole Opry house if you tune in, at it’s finest.

Thank you very much indeed for joining us.

OPERATOR: Thank you. This does conclude today’s teleconference, please disconnect your lines at this time and have a great day.

END